[HSBC LOGO OMITTED]

                                                                October 27, 2005
BY FACSIMILE
------------

H. Roger Schwall
Securities and Exchange Commission
Department of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Re:  Randgold Resources Limited
     Registration Statement on Form F-3 No.333-127711

Dear Mr. Schwall:

     In accordance with Rule 461 of the General Rules and Regulations under the
Securities Act of 1933, as amended, we, as representative of the underwriters, hereby join in the request of Randgold Resources Limited for acceleration of the above-captioned registration statement so that it becomes effective at 5:00 p.m.
on October 27, 2005, or as soon as practicable thereafter.

                                        Very truly yours,

                                        HSBC Securities (USA) Inc.
                                        For itself and the several underwriters

                                        By: /s/ Graham Shuttleworth
                                            -------------------
                                        Name: Graham Shuttleworth
                                        Title: Director

HSBC SECURITIES (USA) INC.
452 Fifth Avenue, New York, NY 10018
Telephone (212) 525-5000